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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

APPLIED MOLECULAR EVOLUTION, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03823E108

(CUSIP Number)

William D. Huse, M.D., Ph.D.
Applied Molecular Evolution, Inc.
3520 Dunhill Street
San Diego, California 92121
(858) 597-4990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03823E108

1.	Name of Reporting Person: William D. Huse, M.D., Ph.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,497,081

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 3,497,081

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,497,081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.3% (see item 5)

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

Class of Equity Securities:	Common Stock, $0.001 par value
Name of Issuer:	Applied Molecular Evolution, Inc., a Delaware corporation (“AME” or the “Company”)
Address of Issuer’s
Principal Executive Offices:	3520 Dunhill Street
San Diego, California 92121

Item 2. Identity and Background

(a)	This statement is being filed on behalf of William D. Huse, M.D., Ph.D.

(b)	Dr. Huse’s business address is c/o Applied Molecular Evolution, Inc., 3520 Dunhill Street, San Diego, CA 92121.

(c)	The principal occupation of Dr. Huse is President, Chief Executive Officer and a director of the Company, located at 3520 Dunhill Street, San Diego, CA 92121.

(d)	During the last five years Dr. Huse has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years Dr. Huse has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Dr. Huse is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     Eli Lilly and Company (“Lilly”) entered into a Voting and Support Agreement, dated as of November 21, 2003 (“Voting Agreement”), with, among other persons, William D. Huse. Lilly and Dr. Huse entered into the Voting Agreement in connection with the Agreement and Plan of Merger, dated as of November 21, 2003 (the “Merger Agreement”), by and among Lilly, Genesis Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Lilly (“Merger Sub”), and AME. Pursuant to the Merger Agreement, Merger Sub will merge with and into AME (the “Merger”), whereby AME will be the surviving corporation as a wholly owned subsidiary of Lilly. In the Merger, each outstanding share of AME common stock will be converted, at the election of the holder thereof, into the right to receive $18 in cash or shares of Lilly common stock based on the closing price of Lilly common stock on the closing date, subject to proration such that the total purchase price paid by Lilly for all outstanding shares of AME is 80 percent in Lilly common stock and 20 percent in cash and further adjustment, if necessary, to preserve the intended tax treatment of the Merger. The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements. The Merger Agreement is incorporated by reference as Exhibit 1 hereto and a form of the Voting Agreement is incorporated by reference as Exhibit 2 hereto. No shares of AME common stock were purchased by Lilly pursuant to the Voting Agreement and thus no funds were used for such purpose.

Item 4. Purpose of Transaction.

     Dr. Huse agreed to enter into the Voting Agreement to induce Lilly to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Merger.

     Pursuant to the terms of the Voting Agreement, any shares of the capital stock of AME owned by Dr. Huse as of the date of the Voting Agreement, as well as such shares acquired by Dr. Huse after the date of the Voting Agreement and during the term of the Voting Agreement (including through the exercise of any stock options, warrants or similar instruments), will be subject to the Voting Agreement (collectively, the “Subject Shares”). Accordingly, any such acquisition of shares of capital stock of AME by Dr. Huse may result in Lilly being deemed to acquire beneficial ownership of additional securities of AME.

     Other than pursuant to the Merger Agreement and the Voting Agreement, or as otherwise described above, and exclusive of any exercise of stock options or purchase of shares under an employee stock purchase plan, Dr. Huse does not currently have plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Dr. Huse reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

     According to the Company, there were 20,975,384 shares of AME common stock outstanding on November 21, 2003. The AME common stock ownership percentages set forth below are based on that number of shares of AME common stock outstanding. Shares of AME common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days after November 21, 2003 by Dr. Huse, are deemed outstanding only for the purpose of computing the ownership percentage of Dr. Huse.

     (a) Under the definition of “beneficial ownership” set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Dr. Huse may be deemed to beneficially own, either directly or indirectly, 3,497,081 shares of AME common stock, representing approximately 16.3% of AME common stock outstanding. This percentage includes 471,565 shares of AME common stock Dr. Huse may purchase through the exercise of either warrants or options within 60 days of November 21, 2003, and also includes 337,500 shares of AME common stock that are held in trust for Dr. Huse’s children of which he is the trustee of and over which he exercises investment control.

     (b) Dr. Huse may be deemed to have sole voting and dispositive power with respect to 3,497,081 shares of AME common stock. As a result of the Voting Agreement, Lilly may be deemed to share with Dr. Huse the power to vote or direct the voting of the Subject Shares. However, Lilly is not entitled to any rights as a stockholder of AME as to the Subject Shares, and does not have any right to dispose or direct the disposition of the Subject Shares, except for the restrictions described below.

     Pursuant to the Voting Agreement, Dr. Huse has agreed, among other things, (i) to vote the Subject Shares in favor of (A) the Merger, (B) the adoption of the Merger Agreement and (C) the approval of the other transactions contemplated by the Merger Agreement; (ii) to vote the Subject Shares against any (A) Takeover Proposal (as such term is defined in the Merger Agreement), merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantially all of AME’s assets, sale or issuance of securities of AME or any of its subsidiaries, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by AME or any of its subsidiaries, (B) any amendment of AME’s certificate of incorporation or by-laws or equivalent organizational documents or any other proposal or transaction that would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a breach of any representation, warranty, or covenant or any other obligation or agreement of AME under or with respect to the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or by the Voting Agreement, (iii) not to transfer, sell, assign, exchange, pledge or otherwise dispose of or encumber any Subject Shares, or to make any offer or agreement relating thereto, at any time prior to the termination of the Voting Agreement and (iv) not to, except as contemplated by the Voting Agreement, grant any proxies or powers of attorney with respect to the Subject Shares, deposit the Subject Shares into a voting trust or enter into any voting agreement or any other arrangement with respect to the Subject Shares and not commit or agree to take any of the foregoing actions.

     Further, by the execution of the Voting Agreement, Dr. Huse has irrevocably appointed Lilly and any individual designated by Lilly, as Dr. Huse’s proxy and attorney-in-fact (with full power of substitution).

     The rights of an attorney-in-fact, in exercising its rights to vote the Subject Shares as proxy and attorney-in-fact of Dr. Huse, are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, in the circumstances described in the immediately preceding paragraph. Dr. Huse may vote the Subject Shares in all other matters.

     The Voting Agreement terminates upon the earlier of (i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement or (ii) the termination of the Merger Agreement in accordance with its terms.

     (c) Dr. Huse has not effected any transaction in AME common stock during the past 60 days.

     (d) Dr. Huse knows of no other person who has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities, the disposition of which is being reported herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference as exhibits hereto there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons name in Item 2 and between such persons and any person with respect to any securities of AME, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Agreement and Plan of Merger dated as of November 21, 2003, by and among Eli Lilly and Company, Genesis Merger Sub, Inc. and Applied Molecular Evolution, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on November 21, 2003)
2	Form of Voting and Support Agreement, dated as of November 21, 2003, by and between Eli Lilly and Company and certain stockholders of Applied Molecular Evolution, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 21, 2003)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2003.
/s/ William D. Huse

William D. Huse, M.D., Ph.D.

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1	Agreement and Plan of Merger dated as of November 21, 2003, by and among Eli Lilly and Company, Genesis Merger Sub, Inc. and Applied Molecular Evolution, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on November 21, 2003)
2	Form of Voting and Support Agreement, dated as of November 21, 2003, by and between Eli Lilly and Company and certain stockholders of Applied Molecular Evolution, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 21, 2003)